UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                       ZALE CORPORATION
                         (Name of Issuer)

                   Common Stock, par value $.01 per share
                 (Title of Class of Securities)
                          988858106
                         (CUSIP Number)
                       Alan M. Stark, Esq.
                         80 Main Street
                     West Orange, NJ 07052
                        (201)325-8660
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications.)
                       January 5, 1995
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No.   988858106                   Page 2 of 5 Pages
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                  (a) [ ]
                                                  (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          NOT APPLICABLE
_________________________________________________________________
               (7)Sole voting Power
Number of         3,029,677 (Includes Warrants For 55,200 Shares)
Shares Bene- ____________________________________________________
ficially       (8) Shared Voting Power
owned by           458,796(Includes Warrants for 4,800 Shares)
Each Report- ____________________________________________________
ing Person     (9)Sole Dispositive Power
With              3,029,677 (Includes Warrants for 55,200 Shares)
               ____________________________________________________
               (10) Shared Dispositive Power
                    458,796(Includes Warrants for 4,800 Shares)
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 3,488,473 (Includes Warrants for 60,000 Shares)
          _______________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    10.0%
_________________________________________________________________
     14)  Type of Reporting Person
               I N
Item 1.   Security and Issuer.
          This statement relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares", of ZALE CORPORATION (the "Company"), which has its principal executive offices at 901 W. Walnut Hill Lane, Irving, Texas 75038. This Amendment is to correct the filing that was dated January 23, 1995 to reflect the correct costs of the Shares and Warrants under
Item 3. Also, it has come to our attention that the Company, as of January 1, 1995, was phased in under EDGAR and it should be so filed.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 3,428,473 Shares and 60,000
Series A Warrants ("Warrants"). Of this amount, 1,362,265 Shares and 30,600 Warrants were purchased on behalf of Omega Capital Partners, L.P., at a total cost of $9,202,539; 1,023,165 Shares and 19,200 Warrants were purchased on behalf of Omega Institutional Partners, L.P., at a total cost of $7,414,009; 589,047 Shares and 5,400 Warrants were purchased on behalf of Omega Overseas Partners, Ltd. at a total cost of $5,015,382; and 453,996 Shares and 4,800 Warrants were purchased on behalf of the Managed Account at a total costs of $3,979,385. The source of funds for the purchase of all such Shares and Warrants was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10-Q for the quarter ended October 31, 1994 filed with the Securities & Exchange Commission, there were issued and outstanding as of November 30, 1994 34,964,058 Shares of Common Stock and 2,000,000 Warrants to purchase the Common Stock. Based on Section 13d of the Securities Exchange Act of 1934 there are, for purposes of this filing, deemed to be outstanding a total of 35,024,058 Shares of Common Stock. Reg. Sec. 240. 13d-3(d)(1)(i). Omega Capital Partners, L.P., owns 1,362,265 Shares plus 30,600 Warrants, or 4.0% of those outstanding; Omega Institutional Partners, L.P., owns 1,023,165 Shares plus 19,200 Warrants, or 3.0% of those outstanding; Omega Overseas Partners, Ltd., owns 589,047 Shares plus 5,400 Warrants, or 1.7% of those outstanding; and the Managed Account owns 453,996 Shares plus 4,800 Warrants, or 1.7% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas partners, Ltd., and the Managed Account in shares of Common Stock and Warrants within the 60 day period prior to the filing dated January 23, 1995. All such transactions were sales and open market transactions.
                  Omega Overseas Partners, Ltd.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     11/9/94             70,000              $12.50
     11/17/94             6,557               12.75
     11/21/94            34,100               12.8125
     11/28/94            17,000               12.975
      1/04/95            30,000               11.875
      1/05/95            20,000               12.0625
      1/09/95            10,000               12.0625

                       The Managed Account

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     11/9/94             30,000              $12.50
     11/17/94            11,443               12.75
     11/21/94            15,900               12.8125
     11/28/94             8,000               12.975






                            Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated:  February 13 1995

                         /s/ ALAN M. STARK

                         ALAN M. STARK on behalf of
                         LEON G. COOPERMAN, individually
                         and as managing partner of Omega
                         Capital Partners, L.P., Omega
                         Institutional Partners, L.P., and
                         President of Omega Advisors, Inc.
                         and Manager of Omega Overseas
                         Partners, Ltd. pursuant to Power
                         of Attorney on file.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).